CAE to raise approximately C$175 million in bought deal equity transaction

Toronto, September 11, 2003 - (NYSE: CGT; TSX: CAE) - CAE has entered into a bought deal agreement under which an underwriter has agreed to buy and sell to the public 26.6 million common shares of the company at a price of C$6.58 per share. The company has granted the underwriter an over-allotment option to purchase up to an additional 10% of the offering at the same price until 30 days after closing. The offering will be made on a public basis in Canada and on a private placement basis in the United States.

The net proceeds of the offering will initially be used to reduce the company's outstanding bank indebtedness and for general corporate purposes. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about September 30, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Information: Johanne Denault, Manager External Communications (514) 341-6780 ext. 4889 johanne.denault@cae.com	Source: Andrew Arnowitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com